Exhibit 3-1A

                     AMENDMENT TO ARTICLES OF INCORPORATION
                           ARKSON NUTRACEUTICALS CORP.

ARTICLE FOUR

The corporation shall have the authority to issue two hundred million shares of common stock with a par value of $0.0001 and fifty million shares of preferred stock with a par value of $0.0001. The preferred stock may be issued in series, each of which may have such voting powers and such designations, preferences and relative, participating, optional or other special rights, and qualifications, or restrictions thereof, as shall be stated in the resolutions providing for the issue of such stock adopted by the board of directors pursuant to authority expressly vested in it by this provision of its certificate of incorporation.